UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name: MML Series Investment Fund II

Address of Principal Business Office:

1295 State Street

Springfield, Massachusetts 01111

Telephone Number: (413) 788-8411

Name and address of agent for service of process:

Thomas M. Kinzler, Esq.

c/o Massachusetts Mutual Life Insurance Company

1295 State Street

Springfield, Massachusetts 01111

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes  ☒    No  ☐

SIGNATURES

A copy of the Agreement and Declaration of Trust of MML Series Investment Fund II is on file with the Secretary of State of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Trust by an officer or Trustee of the Trust in his or her capacity as an officer or Trustee of the Trust and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees, officers, or shareholders individually but are binding only upon the assets and property of the Trust.

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of Cambridge and The Commonwealth of Massachusetts on the 14th day of February, 2005.

MML SERIES INVESTMENT FUND II

By:	/s/ KEVIN M. MCCLINTOCK
Name:	Kevin M. McClintock
Title:	President and Sole Trustee

Attest:	/s/ CHRISTINE MCCORMACK
Name:	Christine McCormack
Title:	NOTARY PUBLIC
6-7-07